                                                FILED PURSUANT TO RULE 424(B)(2)
                                                      REGISTRATION NO: 333-62146


                              PROSPECTUS SUPPLEMENT
                     (TO PROSPECTUS DATED NOVEMBER 26, 2001)

                                4,666,666 Shares

                                 RAZORFISH, INC.

                              Class A Common Stock

                                 $0.12 per share

     We are offering 4,666,666 shares of our Class A common stock at a price of $0.12 per share. We have engaged on a reasonable best efforts basis Ladenburg Thalmann & Co., Inc. as our exclusive placement agent for this offering.

     Our common stock is quoted on the Nasdaq National Market under the symbol "RAZF". On March 28, 2002, the last reported sale price for the common stock on the Nasdaq National Market was $0.15 per share.

     Investment in the securities being offered involves risks. See "Risk Factors" beginning on page 1 of the accompanying prospectus and on page S-3 of this prospectus supplement.

                                                   Per Share        Total
                                                   ---------        -----
Offering Price                                      $0.1200       $560,000
Commission to Placement Agent                       $0.0066        $30,800
Offering Proceeds to Razorfish                      $0.1134       $529,200

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus supplement is not complete without the prospectus dated November 26, 2001 and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

                               LADENBURG THALMANN

            The date of this prospectus supplement is March 29, 2002.


                                       S-1

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                                TABLE OF CONTENTS

                                                                   Page
                                                                   ----

                              Prospectus Supplement

About This Prospectus Supplement                                    S-3
Forward-Looking Statements                                          S-3
Risk Factors                                                        S-3
Use of Proceeds                                                     S-4
Dilution                                                            S-4
Plan of Distribution                                                S-4
Recent Developments                                                 S-5
Incorporation of Certain Information by Reference                   S-6


YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY BE ACCURATE ONLY ON THE DATE OF THIS DOCUMENT.



                                       S-2

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                        ABOUT THIS PROSPECTUS SUPPLEMENT

     We provide information to you about this offering of shares of our Class A common stock in two separate documents: (a) the prospectus, dated November 26, 2001, which provides general information, some of which may not apply specifically to this offering, and (b) this prospectus supplement, which describes the specific details regarding this offering. Generally, when we refer to this "prospectus" we are referring to both documents combined.

IF INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROSPECTUS, YOU SHOULD RELY ON THIS PROSPECTUS SUPPLEMENT.

     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision. You should also read and consider the information in the documents to which we have referred you in "Where You Can Find More Information" on page 21 of the accompanying prospectus.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain some "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that is based on the beliefs of our management, as well as assumptions made by, and the information currently available to, our management. Please see the disclosure regarding forward-looking statements on page 12 of the accompanying prospectus.

                                  RISK FACTORS

     Before purchasing our common stock, you should carefully consider the risks described below in this section, risks described under the heading "Risk Factors" beginning on page 1 of the accompanying prospectus and the risks described in the documents incorporated by reference in this prospectus.

     Our access to capital markets and timely financial reporting may be impaired if we need to engage new independent certified public accountants.

     On March 14, 2002, Razorfish's independent certified public accountant, Arthur Anderson, was indicted on federal obstruction of justice charges arising from the government's investigation of Enron. Arthur Anderson has indicated that it intends to contest vigorously the indictment. The SEC has said that it will continue accepting financial statements audited by Arthur Andersen, and interim financial statements reviewed by it, so long as Arthur Andersen is able to make certain representations to its clients. Razorfish's access to the capital markets and its ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen, if Arthur Andersen becomes unable to make the required representations to Razorfish or if for any other reason Arthur Andersen is unable to perform required audit-related services for Razorfish. In such a case, Razorfish would promptly seek to engage new independent certified public accountants or take such other actions as may be necessary to enable Razorfish to maintain access to the capital markets and timely financial reporting.

     If our Class A common stock is delisted from the Nasdaq National Market it could result in difficulties in disposing of shares of our Class A common stock owned by investors.

     Our Class A common stock is currently listed on the Nasdaq National Market. In order for our stock to continue to be listed on the Nasdaq National Market, we must have $50,000,000 market capitalization (or $50,000,000 in total assets and $50,000,000 in total revenues), a public float of 750,000 shares, a $15,000,000 market value of our public float, a minimum bid price of $3.00, 400 round lot holders and four market makers. We were advised by Nasdaq in a letter dated February 14, 2002 that we failed to meet the continued inclusion requirement for minimum bid price, and that if our minimum bid price did not exceed $3.00 for ten consecutive trading days during the 90 day period after being so advised, Nasdaq may determine that our common stock should be delisted from the Nasdaq National Market. Any delisting determination is subject to appeal, and if we choose to appeal such a determination, we may not be successful in our appeal. If we are delisted from the Nasdaq National Market, we may seek to transfer the listing of our Class A common stock to the Nasdaq SmallCap Market, which requires that we have $2,000,000 in net tangible assets, $35,000,000 in market capitalization or $500,000 in net income in two of our last three fiscal years, a public float of 500,000 shares, a $1,000,000 public float, a $1.00 bid price, two market makers and 300 round lot holders. If we are unable to maintain our Nasdaq National Market listing or are unable to qualify to transfer our listing to the Nasdaq SmallCap Market, our Class A common stock would likely be


                                       S-3

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traded on the OTC Bulletin Board, where you may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our Class A common stock.

     We will retain broad discretion in the use of proceeds from this offering and may not obtain a significant return on the use of these proceeds.

     We currently have no specific plans for a significant portion of our net proceeds from this offering. Consequently, our management has discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. Management's allocation of the proceeds of this offering may not benefit our business and the investment of the proceeds may not yield a favorable return.

                                 USE OF PROCEEDS

     We expect the net proceeds from the sale of the Class A common stock to be approximately $513,700 after deducting offering expenses and $30,800 of placement agent fees. We intend to use substantially all of the net proceeds for working capital or general corporate purposes.

                                    DILUTION

     Assuming that the sale of 15,515,819 shares of our Class A common stock in the aggregate pursuant to our prospectus supplements dated November 26, 2001, December 24, 2001, December 28, 2001, January 11, 2002 and January 14, 2002, had been completed as of September 30, 2001, our pro forma deficit in net tangible book value as of September 30, 2001 would have been $(3,391,500), or $(0.029) per share. Pro forma deficit in net tangible book value per share is equal to our total tangible assets minus our total liabilities divided by the number of shares of our Class A Common stock outstanding. Purchasers of our Class A common stock will have an immediate dilution per share. This dilution excludes the dilutive effect of options granted.

     Assuming that we had also sold the 4,666,666 shares of our Class A common stock in this offering at a public offering price of $0.12 per share, and after deduction of placement agent fees and estimated offering expenses, our pro forma deficit in net tangible book value as of September 30, 2001 would have been $(2,862,000), or $(0.023) per share of Class A common stock. This represents an immediate increase in net tangible book value of $529,200 per share to existing stockholders (including those who purchased shares of our Class A common stock pursuant to prospectus supplements dated November 26, 2001, December 24, 2001, December 28, 2001, January 11, 2002 and January 14, 2002) and an immediate dilution of $0.143 per share to purchasers of our Class A common stock in this offering, as illustrated in the following table:

Public offering price per share of Class A common stock ..........................               $0.120

    Pro forma deficit in net tangible book value per share of Class A common stock
    as of September 30, 2001 .....................................................   $(0.028)
    Increase per share of Class A common stock attributable to the offering ......     0.005

Pro forma deficit in net tangible book value per share of Class A common stock
    after the offering ...........................................................               (0.023)

Dilution per share to new investors ..............................................               $0.143

                              PLAN OF DISTRIBUTION

     We have engaged on a reasonable best efforts basis Ladenburg Thalmann & Co. Inc., as our placement agent for this offering. Ladenburg Thalmann is not committed to purchase any of our securities. Ladenburg Thalmann has arranged for a single purchaser to purchase all of the shares of Class A common stock we are offering by this prospectus supplement. Ladenburg Thalmann has advised us that it will not purchase any shares of our securities for its own account or for any discretionary accounts managed by it.

     In consideration for acting as placement agent for this offering and for providing other financial advisory services, we have agreed to pay Ladenburg Thalmann a placement fee equal to 5.5% of the gross proceeds from this sale of our Class A common stock. We have agreed to indemnify Ladenburg Thalmann, its stockholders, directors, officers, employees, agents affiliates and controlling



                                       S-4

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persons from an against any and all claims, damages, liabilities, or expenses, and all actions in respect thereof arising under the Securities Act.

     The expenses directly related to this offering, not including the placement fee, are estimated to be approximately $15,500 and will be paid by us. Expenses of the offering, exclusive of the placement fee, include printing expenses, transfer agent fees and miscellaneous fees.

                               RECENT DEVELOPMENTS

     On December 28, 2001, Key Equipment Finance Ltd. ("Key") filed a complaint against Razorfish in the United States District Court for the Southern District of New York to recover funds allegedly owed by Razorfish pursuant to a guarantee of certain equipment leases entered into by and between Razorfish's former wholly-owned subsidiary, Razorfish Limited, and companies affiliated with Key (the "Key Leases"). Key asserts that Razorfish is obligated to pay $271,460 for damages incurred in connection with the breach of the Key Leases. Razorfish intends to defend this case vigorously but cannot currently predict the outcome.

     On September 4, 2001, Citicapital Commercial Corporation ("Citicapital") filed a complaint in New York County Supreme Court against Razorfish alleging that Razorfish breached the terms of a lease for equipment. Citicapital claimed that Razorfish defaulted on the lease and sought monetary and injunctive relief in the amount of approximately $575,000 plus legal fees and interest. The parties have agreed in principle to settle the claim without any admission of liability for $515,000. As of March 15, 2002 Razorfish had paid out all monies due under this settlement.

     On June 15, 2001, and June 20, 2001, Razorfish and certain of its present and former officers and directors were named as defendants in two virtually identical purported class actions filed in the United States District Court for the Southern District of New York. The complaints allege that the underwriter of Razorfish's initial public offering engaged in improper compensation practices that were not disclosed in the offering's prospectus. These class actions have since been consolidated and are coordinated with more than 300 similar actions against other issuers and their underwriters. The claims against Razorfish and its directors/officers are based on section 11 of the Securities Act of 1933 which imposes strict liability on issuers for false or misleading statements in the prospectus. One of the complaints includes a claim for fraud under section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Razorfish intends to defend these cases vigorously but cannot currently predict the outcome. Razorfish is, however, seeking indemnification from its underwriters pursuant to the underwriting agreement entered into at the time of the offering.

     On May 3, 2001, Kilroy Realty, L.P. filed an action to recover rent for premises formerly occupied by Razorfish in Los Angeles, California. Kilroy asserts that it is entitled to recover rent in the amount of approximately $383,890 for the months of March, April and two-thirds of May 2001. The parties have agreed in principle to settle the matter without any admission of liability, and with Razorfish paying $125,000.

     On March 8, 2001, Shearwater Partners, LLC ("Shearwater") filed a complaint against Razorfish in the United States District Court for the Northern district of California alleging that Razorfish breached the terms of a lease for a space in San Francisco, California. Shearwater claimed that Razorfish did not meet certain construction deadlines and attempted to terminate the lease, accelerate the lease terms and sue Razorfish for damages prior to the rent commencement date. On April 24, 2001, Razorfish answered the Complaint, denying its material allegations, and filed a Counterclaim against Shearwater for breach of lease, breach of implied covenant of good faith and fair dealing, and declaratory judgment. Effective March 6, 2002, the parties settled the matter without any admission of liability, for an initial payment by Razorfish of $750,000, an additional payment of $750,000 in ten equal installments commencing June 1, 2002 or payable in full upon the occurrence of certain events, and a series of $125,000 payments to be made monthly for a period of seventeen months commencing April 1, 2002. As security for the payments that are a part of the settlement, Razorfish granted Shearwater a security interest in various property, including accounts receivable and other intangible and personal property. As a part of the settlement, Razorfish assigned its interest in Razorfish Ventures LLC ("Ventures"), of which Razorfish was the sole managing member, to Shearwater. Ventures owns shares of stock in two other entities.



                                       S-5

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                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     (a) Our annual report on Form 10-K for the fiscal year ended December 31, 2000, as amended on Form 10-K/A;

     (b) Our quarterly report on Form 10-Q for the quarter ended March 31, 2001, as amended on Form 10-Q/A;

     (c) Our quarterly report on Form 10-Q for the quarter ended June 30, 2001, as amended on Form 10-Q/A;

     (d) Our quarterly report on Form 10-Q for the quarter ended September 30, 2001;

     (e)  Our current report on Form 8-K dated November 26, 2001;

     (f)  Our current report on Form 8-K dated December 11, 2001;

     (g)  Our current report on Form 8-K dated December 13, 2001;

     (h)  Our current report on Form 8-K dated December 24, 2001;

     (i)  Our current report on Form 8-K dated December 28, 2001;

     (j)  Our current report on Form 8-K dated January 9, 2002;

     (k)  Our current report on Form 8-K dated January 10, 2002;

     (l)  Our current report on Form 8-K dated March 28, 2002; and

     (m) The description of our common stock which is contained in our registration statement on Form 8-A filed under the Securities Exchange Act of 1934, including any amendment or reports filed for the purpose of updating this description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Razorfish, Inc., 32 Mercer Street, New York, NY 10013, Attention: Investor Relations, (212) 966-5960.

     You should rely only upon information contained in this prospectus. We have not authorized anyone to provide you with information or to represent anything to you not contained in this prospectus. We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted.

                                       S-6